December 16, 2004

Mail Stop 0510


via U.S. Mail and facsimile

P. Kelly Tompkins, Esq.
Senior Vice President, General Counsel, and Secretary
RPM International, Inc.
P.O. Box 777
2628 Pearl Road
Medina, Ohio 44258


      Re: 	RPM International, Inc.
      	Form S-4
		File No. 333-120536

Dear Mr. Tompkins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Inside Front Cover

1. Please include all of the information required by Item 2(2) of Form S-4 on the inside front cover page of the prospectus.
Highlight
the date by which investors must request additional information by print type or otherwise.


Special Note Regarding Forward-Looking Statements; page ii

2. Please remove references to Section 27A of the Securities Act and
21E of the Exchange Act, and any other reference you may make to these sections or to the Private Securities Litigation Reform Act. The safe harbor of the PSLRA does not cover statements made in connection with tender offers.

8/31/04 Form 10-Q

3. The disclosure in Note F indicates that a $144.6 million asbestos liability was recognized as of 5/31/03 "for those pending cases that had progressed to a stage where the cost to dispose of these cases could reasonably be estimated". In the summer of 2003 your third-party insurance was depleted. No additional liability has been recorded in the subsequent 15 months through 8/31/04. In a letter of supplemental information, please clarify for us why no additional liability has been recognized -- specifically address the following issues:

* There were 2,002 unresolved asbestos claims on 5/31/03. How many of these claims had you recorded a liability for @5/31/03? How has the amount subsequently paid to resolve these claims (excluding legal defense costs) compared to what you had estimated in your 5/31/03 analysis? How many of the claims for which a liability was recorded
@5/31/03 were still unresolved @8/31/04?

* Of the 2,002 unresolved claims for which no liability had been recorded @5/31/03, how many have subsequently progressed to a stage where the cost to dispose of them could reasonably be estimated?
How
much has been paid since 5/31/03 to resolve these claims
(excluding
legal defense costs)?

* The number of unresolved claims has increased from 2,002
@5/31/03
to 6,820 @8/31/04. Why is it that no liability has been recorded for these 4,818 new claims? Given that your accounting policy is to accrue for future legal defense costs, why has no liability been recorded for the costs that will be required to defend against these new claims? Based on historical experience, it would appear that a reasonable estimate of the minimum amount of probable loss stemming from these new claims should be determinable. The lack of any loss accruals since 5/31/03 seems to infer that, in management`s opinion, even a future settlement/legal cost of $1 million related to these 4,818 new claims is not probable. Please help us to understand the analysis performed @8/31/04 with regard to the minimum amount of probable future loss related to your active asbestos claims.

* How much has been paid (excluding legal defense costs) to resolve asbestos claims filed after 5/31/03 i.e. for cases other than the 2,002 unresolved claims referenced above.

* Please tell us the total amount of asbestos claims legal defense costs you have paid between 5/31/03 and 8/31/04. Tell us also your liability for unpaid legal defense costs @8/31/04, if any.

Summary; page 1

4. The information in the second paragraph that follows the table of contents contains a statement that you cannot assure investors that information in your prospectus that is based on information provided by other sources is accurate or complete. Please remove this statement, as you are responsible for all of the information that appears in your prospectus.

5. Please provide a brief statement in your summary as to the accounting treatment of the proposed exchange offer. See Form S-
4,
Item 4(a)(5).

6. We note your summary contains a lengthy description of the company`s business and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

7. We note the discussion of your business strategy and your company`s strengths. Please balance the summary by providing an equally prominent summary of your competitive weaknesses, including your on-going asbestos litigation. In addition, please provide a brief summary of the most significant risks associated with an investment in the notes. The cross-reference alone on page 6 is not meaningful to investors.

8. Include a brief summary of the material provisions of the indenture, including any covenants or provisions, or the lack of any covenants or provisions, which may afford a debt holder protection in the event of a highly leveraged transaction, merger, or similar transaction which may adversely affect the creditworthiness of the new notes and the ability to waive any such covenants or provisions.
The cross-reference alone on page 8 is not meaningful to investors.


Summary Consolidated Financial Data; page 9

9. In footnote (d) on page 10, you state your belief that EBITDA "provides one of the best comparative measures of pure operating performance," yet you say that it is not presented as an indicator of operating performance. You also state that EBITDA provides "one of the best comparative measures" for operating performance, but that your method of computation "may or may not be comparable to other similarly titled measures of other companies." Please revise to explain these apparent inconsistencies and address the measure`s limitations and utility to investors. Please similarly revise footnote (b) on page 22.


10. To the extent that your disclosure suggests that EBITDA is a measure of operating performance, it is unclear to us how EBITDA could be a useful measure of your operating performance because of your need for on-going capital expenditures and debt financing. EBITDA, as well as EBIT, eliminate critical recurring charges that are a necessary cost of your operations. Please include a more comprehensive explanation of why you believe that EBIT and EBITDA represent useful measures of operating performance for investors. Describe the shortcomings of the measures, and specifically discuss why investors would find these measures valuable in the context in which they are presented, given the excluded items.

      If after further consideration, you agree that you do not use
EBITDA as an operating measure, please amend the reference to EBITDA on page 10 and to EBIT on page 22. Item 10(e)(i)(B) of Regulation S-
K would then require that you reconcile the measure to cash flows from operations rather than Income Before Taxes.

      For further guidance on this subject, please consult SEC
Release No. 34-47226 (Jan. 22, 2003) and Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which you can find on our website at www.sec.gov.

Description of Our Other Indebtedness; page 65

11. Please elaborate on the terms of your outstanding indebtedness relating to events of default if a default could result in the acceleration of such indebtedness and therefore an event of default under the indenture. If the violation of financial covenants you have made in connection with other indebtedness would ultimately result in an event of default under the indenture, please describe those covenants as they would be in effect from time to time throughout the term of the exchange notes. Finally, if a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under the indenture, please include a risk factor discussing this possibility and the company`s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

The Exchange Offer; page 67
Terms of the Exchange Offer; page 67

12. Please confirm that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). As currently represented, the offer could be open for less than twenty business days due to the 5:00 p.m. New York City expiration time instead of midnight on what ultimately may be the twentieth business day following commencement.  See Q & A #8 in SEC Release No. 34-
16623
(Mar. 5, 1980). Further, confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

13. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Important Rules Concerning The Exchange Offer; page 68

14. We note disclosure that you "reserve the absolute right to waive
a defects or irregularities or conditions of the exchange offer as to
any particular initial notes . . . ."  Revise this disclosure to indicate that to the extent you waive any condition of the offer, you will waive that condition for all holders of the initial notes. Similarly revise the Letter of Transmittal.

15. In the third bullet point, you reserve the right to waive "ineligibility" of any holder who seeks to tender. Clarify that this does not mean you permit holders to tender who are not eligible to do so under the Exxon Capital line of letters. If instead you are referring to defects in connection with a tender, please make this clear.

16. We note on page 69 that your determination of whether certain offer conditions have occurred or are satisfied is "final and binding on all parties" and on page 68 that particular questions shall be determined in your "sole discretion." In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. Please revise to include an objective standard for the determination of whether a condition has been satisfied.



Acceptance of Initial Notes for Exchange; page 70

17. We note disclosure indicating that you will return any initial notes not accepted for exchange "as promptly as practicable" termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the initial notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Additionally, please revise your disclosure to state that you will issue the exchange notes or return the initial notes promptly after expiration, rather than after acceptance. See Exchange Act Rule 14e-1(c).

  Conditions to the Exchange Offer; page 72

18. We note you have reserved the right not to accept securities for exchange if you determine that the offer would violate applicable law or any interpretation of the staff of the SEC, and that you can assert this right "at any time and from time to time." Please revise to indicate that all conditions to the offer, other than those subject to government approval will be satisfied or waived prior to expiration of the offer. Please also make similar revisions to language that appears on pages 68 and 69 suggesting that you may determine whether a condition has been satisfied either before or after the expiration date. Further confirm your understanding that
"applicable law" and staff interpretations are not "regulatory approvals." Please also confirm your understanding that, in keeping with Rule 14e-1(c), the exchange must be made promptly upon expiration of the offer.

19. You indicate that your failure to assert conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive an offer condition by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver. Please confirm your understanding supplementally.

20. Please revise to disclose all conditions to the exchange offer in this section, and to clarify the summary of the conditions on page 5.
The condition in the last sentence of this section is not disclosed in the summary, and, on page 5 of the summary, you have included a condition that is not disclosed here.

Certain U.S. Federal Income Tax Considerations; page 75

21. Revise this subheading as well as the disclosure that follows and that appears in the summary to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

22. The language that the exchange offer "should not" constitute a taxable exchange and similar language in this section suggests uncertainty about the consequences of this offer. Please revise here and in the summary, to provide a more definitive statement.

23. Delete the statement that the discussion is "of a general nature"
and is included "solely for informational purposes."  Also delete the
statement that "[n]o representation is made . . . ."  This
language
may suggest that you do not have full responsibility under the federal securities laws for this discussion. Note that we do not object to the statement that purchasers should consult their tax advisors with respect to their particular circumstances.

Exhibits

24. We note that the opinion of counsel contained as Exhibit 5.1 qualifies its opinion on New York law, which governs the indenture, the purchase agreement, and the registration rights agreement, only to the extent that New York law is "construed and applied with the same effect as the substantive law of Ohio." Please provide a revised legality opinion that provides an unqualified opinion as to
New York law.

25. Delete language in the letter of transmittal requiring the note holder to acknowledge or certify that he has "read" or "understands" all of the terms of the exchange offer.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Alfred Pavot at (202) 942-1764 or Rufus Decker at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with any other questions.



      			Sincerely,




      			Pamela Ann Long
      					Assistant Director


cc:	Edward W. Moore, Esq. (via facsimile 216/241-0816)
      Calfee, Halter & Griswold LLP
	800 Superior Avenue
	Cleveland, Ohio 44114-2688
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P. Kelly Tompkins, Esq.
RPM International, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE